EXHIBIT 99.1

Annual General Meeting

The Registrant hereby announces that at the annual general meeting of shareholders held today, November 7, 2013, all proposed resolutions set forth in the proxy statement filed under Form 6-K on September 20, 2013, were adopted as follows:

1.
To re-elect three directors: Messrs. Edouard Cukierman, Luis Gutierrez Roy and Ronen Zavlik to the Company’s Board of Directors (the “Board of Directors”), until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2. 3.
To approve a compensation policy for the Company's office holders, in accordance with the requirements of the Israeli Companies Law.

To approve for the Company’s Chief Executive Officer: (a) the 2013 bonus plan, in accordance with the compensation policy; and (b) the grant of options to purchase 35,000 of the Company’s Ordinary Shares.

4.
To approve a change in the timing of the payment to THCap for business development services, as described in the Proxy Statement. Mr. Gutierrez Roy, who is a director of the Company, may be deemed to have shared voting and dispositive power with respect to Ordinary Shares held by THCap.

5.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2013 and for such additional period until the next annual general meeting of shareholders.

6.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2012.

For additional details please refer to the proxy statement filed under Form 6-K on September 20, 2013.